06005941

AB 3/23/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.
1600 NORTH BELT WEST
BELLEVILLE, IL 62226

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE	IL	62226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY HEET — (618) 277-1005
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name)*

4010 NORTH ILLINOIS ST., SUITE 3	BELLEVILLE	IL	62226
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2006
WASH, D.C. 203

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JEFFREY HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, ~~19~~ 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
MATTHEW J WATERS
Notary Public – State of Illinois
My Commission Expires 01/06/09

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED
December 31, 2005

TABLE OF CONTENTS

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA* ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, MISSOURI 63105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Cardinal Investments, Inc.
Belleville, Illinois

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2005, and the related statements of income and changes in stockholders' equity, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc., as of December 31, 2005, and the results of its operations and its cash flows and computation of net capital for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information included in the report shown on page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements of Cardinal Investments, Inc.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.

February 22, 2006

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	39,732
Deposits with clearing organizations		35,000
Commissions receivable		30,212
Due from officer		15,500
Furniture and equipment, at cost, less accumulated depreciation of $61,122		4,930
	$	125,374

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	892
Commissions payable		16,876
Taxes payable		219
		17,987
Stockholders' Equity		
Common stock, 800 shares issued and outstanding		800
Additional paid-in capital		34,715
Retained earnings		71,872
		107,387
	$	125,374

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Capital Stock Common		Additional		Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance - Beginning of Year	800	$ 800	$ 34,715	$ 58,087	$ 93,602
Net Income				13,785	13,785
Balance - End of Year	800	$ 800	$ 34,715	$ 71,872	$ 107,387

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUES	
Commissions, management fees	$ 390,020
EXPENSES	
Commissions	194,112
Wages	93,625
Payroll taxes	8,044
Clearing fees	28,291
Office	9,489
Subscriptions	2,025
Promotion	3,784
Telephone	3,485
Postage	1,355
Utilities	2,733
Depreciation	2,442
Administration	7,113
Registrations and fees	9,351
Insurance	6,162
	372,011
NET INCOME BEFORE TAXES	18,009
Federal and state income taxes	4,224
NET INCOME	$ 13,785

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 13,785
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 2,442	
(Increase) decrease in operating assets		
Receivables	18,469	
Prepaid and other assets	2,953	
Increase (decrease) in operating liabilities		
Accounts payable	508	
Commissions payable	(15,200)	
Taxes payable	219	
Total adjustments		9,391
Net cash provided by operating activities		23,176
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(2,910)
Net cash used by investing activities		(2,910)
Increase in cash		20,266
Cash at beginning of the year		19,466
Cash at end of the year		$ 39,732

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consists of taxes currently due.

Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service.

2. SIGNIFICANT ACCOUNTING POLICIES - Concluded

Statement of Cash Flows

For purposes of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $81,627 which was $76,627 in excess of its required net capital of $5,000.

6. OTHER

The Company was incorporated on May 13, 1994. Operations were started in August, 1994 with a general securities operations beginning October 19, 1994.

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

NET CAPITAL		
Total stockholders' equity		$ 107,606
Deductions and/or charges		
Furniture and equipment	$ 4,930	
Other assets	21,049	25,979
NET CAPITAL		$ 81,627

Minimum required capital	$ 5,000
Excess net capital	76,627
	$ 81,627

See auditors' report.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA* ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, MISSOURI 63105

February 22, 2006

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the "Company") for the year ended December 31, 2005, we considered the requirements under rule 17a-5, paragraph J.

We noted no material inadequacies during the course of our audit.

Sincerely,

CPA

John Craig Simpson, C.P.A.
Voellinger, Simpson, Dolan & Associates, P.C.

JCS/vab

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA* ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, MISSOURI 63105

February 22, 2006

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the "Company") for the year ended December 31, 2005, we considered its net capital requirements under rule 15 c3-3.

To comply with requirements of SEC Rule 17a-5(d)(4) the differences between the audited Computation of Net Capital and the broker-dealers corresponding Unaudited Part 11 of Part 111 a computation, no material differences existed at December 31, 2005.

The immaterial difference in capital was a result of year-end adjustments made as a part of our audit. The differences were due to an adjustment to depreciation expense ($2,442), income tax expense of ($219) and a prior period adjustment not posted by Cardinal Investments, Inc. that reduced the balance in furniture and equipment in the amount of ($1,311).

Sincerely,

-CPA

John Craig Simpson, C.P.A.
Voellinger, Simpson, Dolan & Associates, P.C.

JCS/vab

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA* ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, MISSOURI 63105

February 22, 2006

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Voellinger, Simpson, Dolan & Associates, P.C.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
Belleville, Illinois